Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES EARLY TENDER RESULTS FOR

CERTAIN SENIOR SECURED NOTES AND

EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, February 28, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that U.S.$385,061,000 aggregate principal amount of the outstanding 7.250% Senior Secured Notes due 2021 (the “2021 Notes”) issued by CEMEX, U.S.$240,719,000 aggregate principal amount of the outstanding 6.500% Senior Secured Notes due 2019 (the “2019 Notes”) issued by CEMEX and U.S.$626,697,000 aggregate principal amount of the outstanding 9.375% Senior Secured Notes due 2022 (the “2022 Notes” and, together with the 2021 Notes and the 2019 Notes, the “Notes”) issued by CEMEX Finance LLC, were validly tendered by holders of the Notes at or prior to the early tender deadline of 8:00 a.m., New York City time, on February 28, 2017 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$475,000,000 (the “Aggregate Maximum Tender Amount”) of the Notes. The Tender Offer is being made pursuant to the Offer to Purchase dated February 13, 2017 (the “Offer to Purchase”) and the related letter of transmittal.

The following table summarizes the early tender results as of the Early Tender Date and the aggregate principal amount of Notes that CEMEX has accepted for purchase, as well as the proration factor:

Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Total Consideration(1)	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted for Purchase	Proration Factor
7.250% Senior Secured Notes due 2021	Cemex, S.A.B. de C.V.	151290BK8 / US151290BK88 P22575AF4 / USP22575AF47	U.S.$726,726,000	U.S.$1,081.25	1	U.S.$385,061,000	U.S.$385,061,000	100%

6.500% Senior Secured Notes due 2019	Cemex, S.A.B. de C.V.	151290BJ1 / US151290BJ16 P2253TJD2 / USP2253TJD20	U.S.$708,107,000	U.S.$1,067.50	2	U.S.$240,719,000	U.S.$89,939,000	30.818%

9.375% Senior Secured Notes due 2022	CEMEX Finance LLC	12516UAC9 / US12516UAC99 U12763AC9 / USU12763AC92	U.S.$1,055,594,000	U.S.$1,095.00	3	U.S.$626,697,000	U.S.$0(2)	n/a

(1)	Per U.S.$1,000 principal amount.
(2)	Since the amount of validly tendered 2021 Notes and validly tendered 2019 Notes exceeds the Aggregate Maximum Tender Amount, CEMEX will not purchase any tendered 2022 Notes in accordance with the terms of the Tender Offer and no such 2022 Notes will be accepted in the Tender Offer.

Since Notes in excess of the Aggregate Maximum Tender Amount have been validly tendered in the Tender Offer on or prior to the Early Tender Date, CEMEX has accepted for purchase U.S.$475,000,000 aggregate principal amount of the tendered Notes, including all U.S.$385,061,000 aggregate principal amount of the 2021 Notes, U.S.$89,939,000 aggregate principal amount of the 2019 Notes and none of the 2022 Notes, and will pay holders of the 2019 Notes on a pro rata basis according to the proration procedures described in the Offer to Purchase. The early settlement date on which CEMEX will make payment for such 2021 Notes and 2019 Notes accepted in the Tender Offer is expected to be March 2, 2017 (the “Early Settlement Date”). Holders of Notes who tender after the Early Tender Date will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Holders of Notes that validly tendered their Notes on or prior to the Early Tender Date and whose Notes have been accepted for purchase (subject to the application of the proration factor) are entitled to receive U.S.$1,081.25 per U.S.$1,000 principal amount of 2021 Notes and U.S.$1,067.50 per U.S.$1,000 principal amount of 2019 Notes accepted for purchase, which includes, in each case, an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders of Notes who validly tendered their Notes on or prior to the Early Tender Date and whose Notes have been accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes on the Early Settlement Date will be approximately U.S.$517,333,395. Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law. The Tender Offer will expire at 11:59 p.m., New York City time, on March 13, 2017.

CEMEX has retained HSBC Securities (USA) Inc. (“HSBC Securities”) to act as Dealer Manager for the Tender Offer. Holders with questions about the Tender Offer can contact HSBC Securities’ Liability Management Group at +1(888) 472-2456 (toll free) or +1(212) 525-5552 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, Global Bondholder Services Corporation, at +1(866) 470-3700 (toll-free) or +1(212) 430-3774 (collect for banks and brokers).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Manager, the tender agent, the information agent or the trustee under the indentures governing the Notes, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, or approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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